Filed pursuant to Rule 433
Registration No. 333-224307 and 333-224307-01
February 11, 2019

Final Term Sheet

TOTAL CAPITAL INTERNATIONAL

(A wholly-owned subsidiary of TOTAL S.A.)

$1,250,000,000 3.455% Guaranteed Notes Due 2029,

Guaranteed on an unsecured, unsubordinated basis by

TOTAL S.A.

Issuer	Total Capital International

Guarantee	Payment of the principal of, premium, if any, and interest on the notes is guaranteed by TOTAL S.A.

Format	SEC-registered global notes

Title	$1,250,000,000 3.455% Guaranteed Notes Due 2029

Total Initial Principal Amount Being Issued	$1,250,000,000

Issue Price	100.000%

Pricing Date	February 11, 2019

Expected Settlement Date	February 19, 2019 (T+5)

Maturity Date	February 19, 2029, unless earlier redeemed

Day Count	30/360

Day Count Convention	Following, unadjusted

Optional Redemption Terms

Prior to November 19, 2028 (the date that is three months prior to the stated maturity of the notes), make-whole call at Treasury Rate plus 15 basis points

On or after November 19, 2028 (the date that is three months prior to the states maturity of the notes), call at par

Tax call at par

Interest Rate	3.455% per annum

Benchmark Treasury	2.625% due February 15, 2029

Benchmark Treasury Price	99-23+

Benchmark Treasury Yield	2.655%

Spread to Benchmark Treasury	Plus 80 bps

Yield to Maturity	3.455%

Date Interest Starts Accruing	February 19, 2019

Interest Payment Dates	Each February 19 and August 19

First Interest Payment Date	August 19, 2019

Regular Record Dates for Interest	Each February 4 and August 4

Trustee	The Bank of New York Mellon

Listing	None

Denominations	$2,000 and increments of $1,000

Expected Ratings of the Notes	Moody’s: Aa3 Pos
Standard & Poor’s: A+ Stable

Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agencies by Total Capital International and TOTAL S.A. and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the notes. Each rating should be evaluated independently of any other rating.

CUSIP/ISIN	89153VAQ2 / US89153VAQ23

Selling Restrictions	Prohibition of Sales to EEA Retail Investors, France, UK, Canada, Hong Kong, Japan, Singapore, Switzerland

Joint Book-Running Managers	Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC MUFG Securities Americas Inc. SG Americas Securities, LLC BBVA Securities Inc. Credit Suisse Securities (USA) LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, MUFG Securities Americas Inc. toll-free at 1-877-649-6848, SG Americas Securities, LLC toll-free at 1-855-881-2108, BBVA Securities Inc. at 1-212-728-1500 or Credit Suisse Securities (USA) LLC at 1-800-221-1037.

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